

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05003115

January 13, 2005

Thomas J. Spellman III
Assistant Corporate Secretary &
Senior Counsel
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-13-2005

Re: Johnson & Johnson
Incoming letter dated December 22, 2004

Dear Mr. Spellman:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to Johnson & Johnson by G. Roger Pedrick, Chris Brunner, Patience Pierce, Grace Chen, Gloria Eddie, Meredith Page, Alexandra Scharff, Benjamin J. Stein, Elaine Yannuzzi, Shayne Robinson, Heather Murch, Steven Murch and Dr. Timothy DeZastro. We also have received a letter on the proponents' behalf dated January 7, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Susan L. Hall
8506 Harvest Oak Drive
Vienna, VA 22182

200406



OFFICE OF THE CORPORATE SECRETARY
THOMAS J. SPELLMAN III
ASSISTANT CORPORATE SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, N.J. 08933-
(732) 524-3570
(732) 524-5823 Fax

December 22, 2004

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Johnson & Johnson Shareholder Proposal of Susan L. Hall*
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Johnson & Johnson, a New Jersey corporation (the "Company"), to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (collectively, the "2005 Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Proposal") submitted by Susan L. Hall on behalf of G. Roger Pedrick, Chris Brunner, Patience Pierce, Grace Chen, Gloria Eddie, Meredith Page, Alexandra Scharff, Benjamin J. Stein, Elaine Yannuzzi, Shayne Robinson, Heather Murch, Steven Murch and Dr. Timothy DeZastro (collectively, the "Proponents"). The Proposal requests the Company to (i) commit to use only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity, (ii) confirm that it is in the Company's best interest to commit to replace animal-based tests with "non-animal methods," and (iii) petition regulatory agencies requiring safety testing for the Company's products to accept the non-animal methods described above as "total replacements for animal-based methods." The Proposal and related correspondence are attached hereto as Exhibit A.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our view that the Proposal may be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations.

Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. The Company hereby agrees to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to the Company only.

ANALYSIS AND BASES FOR EXCLUSION

I. The Proposal May be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals With Matters Related to the Company's Ordinary Business Operations.

Under well-established precedent, the Company believes that it may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where a proposal "seeks to impose specific ... methods for implementing complex policies." *Id.*

A. The Proposal Involves Ordinary Business Operations Because It Seeks to Involve the Company in Specific Regulatory Processes Applicable to the Company's Products.

The third prong of the Proposal requests that the Board of Directors of the Company "petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods," non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity, "along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries." Because this resolution requests the Company to take specific actions relating to regulatory processes involving an aspect of the Company's products and operations, the Proposal deals with matters relating to the Company's ordinary business operations and is excludable pursuant to Rule 14a-8(i)(7).

The Staff has consistently concurred that proposals requesting a company to take actions related to the regulatory and legislative processes relevant to a company's products or services may be excluded under Rule 14a-8(i)(7). For example, in *Niagara Mohawk Holdings, Inc.* (avail. Mar. 5, 2001), the Staff permitted exclusion of a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings. The Staff found that the proposal was excludable as a matter related to the company's "ordinary business operations (i.e. evaluating the impact of legislative and regulatory actions...)." Additionally, in *Int'l Business Machines Corp.* (avail. Mar. 2, 2000), a no-action letter that the Staff has designated as "significant," the Staff concurred with exclusion of a proposal requesting the company to prepare a report regarding issues under review by federal regulators and legislative proposals relating to cash balance plan conversions. In concurring that the proposal was excludable, the Staff stated, "We note that the proposal appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." *See also Electronic Data Systems Corp.* (avail. Mar. 24, 2000) (similar proposal requiring a study of regulatory and legislative issues also held to be excludable pursuant to 14a-8(i)(7)). Likewise, in *Pacific Enterprises* (avail. Feb. 12, 1996), the Staff concurred that a proposal addressed to a California utility asking that it dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was excludable because it was directed at involving the company in the political or legislative process relating to an aspect of the company's operations. And in *Int'l Business Machines Corp.* (avail. Jan. 21, 2002), the Staff concurred that a proposal that required the company to join with other corporations in support of a national health insurance system could be excluded because the proposal appeared directed at involving the company in the "political or legislative process relating to an aspect of the company's operations." As with the proposals discussed above, the Proposal explicitly requests the Company to "petition the relevant regulatory agencies" with respect to an aspect of the Company's products and business operations.

The Staff's position in no-action letters is that proposals involving regulatory and legislative processes that relate to an aspect of the company's products, services or operations fall within the umbra of "ordinary business." *See Philip Morris Companies Inc.* (avail. Jan. 3, 1996) (proposal that the company refrain from all legislative efforts to preempt local laws concerning the sale and distribution of tobacco products was excludable because a registrant's lobbying activities concerning its products go to decisions about ordinary business operations). In contrast, proposals dealing generically with lobbying activities and that do not relate to a company's products, services or operations are considered to relate to general political activities that are not excludable as "ordinary business." For example, in *General Electric Co.* (avail. Feb. 22, 2000), the proposal required the company to publish a report regarding its policies and the use of shareholder funds for political purposes. The Staff concluded that the proposal was not excludable because the proposal was directed at the company's "general political activities," as opposed to the company's products, services or operations.

This Proposal is similar to the proposal in *Philip Morris*, and unlike the proposal addressed in *General Electric Co.*, because the Proposal specifically relates to the Company's products and business operations. The Proposal requires that the Company "petition the relevant regulatory agencies requiring safety testing for the Company's products" (*emphasis supplied*). Therefore, the language of the Proposal itself demonstrates that it relates to an aspect of the Company's products. Consistent with the Staff's prior interpretations of similar proposals, because the Proposal specifically requests the Company to take actions relating to regulatory processes applicable to the company's products, the Proposal falls within the Company's "ordinary business operations" and may therefore be excluded under Rule 14a-8(i)(7).

In addition to the precedent cited above supporting exclusion of the Proposal, a comparison of the Proposal with the considerations underlying Rule 14a-8(i)(7), as set out in the 1998 Release, clearly shows that the third prong of the Proposal implicates the Company's "ordinary business." First, because the Company is subject to regulation by a multitude of international, federal and state regulatory agencies, it devotes significant resources to monitoring day-to-day compliance with existing regulations, reviewing proposed regulations and participating in ongoing regulatory and legislative processes on the national, international and local levels. These actions are essential in order to ensure that the Company takes appropriate action with respect to existing and possible future regulations. Yet the third prong of the Proposal seeks to intervene in these fundamental, day-to-day operations.

The second consideration underlying the ordinary business exclusion – the degree to which the Proposal attempts to "micro-manage" the company – also shows that the Proposal should be excludable. Specifically, by seeking to involve the Company in the regulatory process to gain acceptance of these methodologies and standards, the Proposal clearly relates to a complex matter "upon which shareholders as a group would not be in a position to make an informed judgment." *1998 Release* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). This is because the methodologies and standards that the Proposal would require the Company to advocate delve deeply into technical concepts such as (i) the differences between "animal-based methods" and "non-animal based methods," (ii) particular medical and scientific terminology including phototoxicity, pyrogenicity and skin corrosion and (iii) the "non-animal methods" currently used and accepted by the OECD.

Therefore, under the standards set forth in the 1998 Release and the well-established precedent set forth above, the Company believes that the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal Is Excludable in Its Entirety Because One Part of It Relates to Ordinary Business Operations.

Even though, arguably, only one of the three prongs of the Proposal implicates the Company's "ordinary business operations," the Staff has consistently concurred that shareholder proposals may be excluded if a portion of a proposal relates to the company's "ordinary business operations." For example, in *Intel Corp.* (avail. Jan. 23, 2003), the proponent submitted a proposal requiring the company to take four different actions, one of which required the company to make a charitable contribution. The Staff concurred that the requirement to make a charitable contribution implicated "ordinary business" and permitted exclusion of the entire proposal pursuant to Rule 14a-8(i)(7). *See also Johnson & Johnson* (avail. Jan. 15, 2003) and *General Electric Co.* (avail. Jan. 15, 2003) (proposals identical to Intel Corp.'s also permitted to be excluded by the Staff pursuant to 14a-8(i)(7)). In addition, in *E*Trade Group, Inc.* (avail. Oct. 31, 2000), the Staff concurred that the company could omit a proposal where only two out of the four matters set forth in the proposal involved the company's ordinary business operations. There, the Staff noted "although the proposal appear[ed] to address matters outside the scope of ordinary business, subparts 'c.' and 'd.' relate[d] to E*TRADE's ordinary business operations." Furthermore, the Staff has not permitted revisions to proposals that are excludable under the ordinary business exclusion. *See College Retirement Equities Fund* (avail. May 3, 2004).

Even if the issues of animal testing may in certain contexts implicate a significant social policy issue, the mere fact that a proposal touches upon a social issue is not sufficient to remove it from the sphere of "ordinary business operations." *See E.I. du Pont de Nemours and Co.* (avail. Mar. 8, 1991) (finding a basis for exclusion where the proposal dealt with timing, research and marketing decisions relating to phasing out CFC and halon production). Even where proposals addressing regulatory and legislative actions applicable to business operations raise social policy issues, the Staff consistently has viewed proposals about regulatory and legislative processes to be matters of ordinary business conduct. For example, in *Philip Morris Companies Inc.* (avail. Feb. 4, 1997), the Staff found that a proposal requiring the company to implement FDA regulations to curb youth smoking was excludable under the ordinary business exception, notwithstanding that other types of proposals addressing smoking issues have been found to implicate significant social policy considerations. In this case, the Proposal may be excluded because, instead of merely addressing a social policy issue regarding whether the Company applies non-animal testing methods, the Proposal directs the Company to take a specific position applicable to its business operations with regulatory agencies.

Because the Proposal, if adopted, thereby would involve the Company in the regulatory and legislative process relating to aspects of the Company's products, services and operations, the Proposal is excludable in its entirety from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

CONCLUSION

Based on the foregoing we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2005 Proxy Materials. If you have any questions with respect to the foregoing or if you need any additional information, please feel free to give me a call at Johnson & Johnson at (732) 524-3570. If for any reason the Staff does not agree with the conclusions expressed herein, we would appreciate an opportunity to confer with the Staff before issuance of its response.

We request that you acknowledge receipt of this letter and the enclosures by stamping and returning the enclosed additional copy of the cover page of this letter using the enclosed self-addressed stamped envelope.

Thank you for your prompt attention to this matter.

Very truly yours,



Thomas J. Spellman III
Assistant Corporate Secretary &
Senior Counsel

TJS:dr
Enclosures
cc: Distribution List

DISTRIBUTION LIST

Susan L. Hall
8506 Harvest Oak Drive
Vienna, Virginia 22182

G. Roger Pedrick
c/o Susan L. Hall
8506 Harvest Oak Drive
Vienna, Virginia 22182

Chris Brunner
Brunner Sculpture
8621 Tipperary
Wichita, KS 67206

Patience Pierce
c/o Susan L. Hall
8506 Harvest Oak Drive
Vienna, Virginia 22182

Grace Chen
977 Clinton Road
Los Altos, CA 94024

Gloria Eddie
1060 Cambridge Avenue
Menlo Park, CA 94025

Meredith Page
2231 Court Avenue
Memphis, TN 38104

Alexandra Scharff
164 South Woodburn Drive
Los Angeles, CA 90049

Benjamin J. Stein
602 N. Crescent Drive
Beverly Hills, CA 90210

Elaine Yannuzzi
c/o Susan L. Hall
8506 Harvest Oak Drive
Vienna, Virginia 22182

Shayne Robinson
50 Alloway Avenue
Winnipeg MB, Canada
R3G-0Z8

Heather Murch
3520 East Conover Court
Seattle, WA 98122

Steven Murch
3520 East Conover Court
Seattle, WA 98122

Timothy DeZastro, M.D.
Eastern Niagara Radiology & Nuclear Medicine Associates
899 Main Street
Buffalo, NY 14203

EXHIBIT A

SUSAN L. HALL Attorney at Law

2818 Connecticut Avenue, N.W.
Washington, D.C. 20008

Tel: (202) 518-2505
Fax: (202) 518-8880

Member: NJ & DC Bars

November 3, 2004

Mr. Michael H. Ullmann
Secretary, Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Mr. Ullmann:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy materials for the 2005 annual meeting. Also enclosed are letters from the proponents of the resolution along with letters certifying to ownership of stock where the shares are held in street name.

If you need any further information, please do not hesitate to contact me. If the Company will attempt to exclude any portion of the proposal under Rule 14a-8, please let me know within 14 days of your receipt of the resolution.

Very truly yours,



Susan L. Hall, Esq.

Enclosures
SLH/pc

JOHNSON & JOHNSON SHAREHOLDERS' RESOLUTION

This Proposal is submitted by a collective of concerned shareholders.[1]

WHEREAS, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements[2] and that such testing is on the rise;[3] and

WHEREAS, nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold,[4] generally without any pain relief; and

WHEREAS, non-animal test methods are generally less expensive,[5] more rapid, and always more humane, than animal-based tests; and

WHEREAS, unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogencity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board:

---

[1] The proponents of this Resolution are G. Roger Pedrick, Chris Brunner, Patience Pierce, Grace Chen, Gloria Eddie, Meredith Page, Alexandra Scharff, Benjamin J. Stein, Elaine Yannuzzi, Shayne Robinson, Heather Murch, Steven Murch, and Dr. Timothy DeZastro.

[2] CCAC Animal Use Survey – 2001: http://www.ccac.ca/english/FACTS/Facframeaus2001.htm

[3] Statistics of Scientific Procedures on Living Animals – Great Britain – 2002. http://www.official-documents.co.uk/document/cm58/5886/5886.htm

[4] CCAC Animal Use Survey – 2001

[5] Derelanko MJ and Hollinger MA (Eds.). (2002). *Handbook of Toxicology, Second Ed,* 1414 pp. Washington, DC: CRC Press.

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Supporting Statement: This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternative Methods.[6] Several non-animal methods have also been adopted as Test Guidelines by the OECD[7] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to

---

[6] ECVAM website: http://ecvam.jrc.it
[7] OECD test guidelines: http://www.oecd.org/document/22/0,2340,en_2649_34377_1916054_1_1_1_1,00.html

reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

We urge shareholders to support this Resolution.



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457

PETA.org
info@peta.org


AN INTERNATIONAL
ORGANIZATION DEDICATED
TO PROTECTING
THE RIGHTS OF ALL ANIMALS

January 7, 2005

BY ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") et al. for Inclusion in the 2005 Proxy Statement of Johnson & Johnson

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 22, 2004, submitted to the SEC by Johnson & Johnson ("J&J" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA based on the Rule 14a-8(i)(7) asserting that ordinary business operations are implicated and that the Proposal seeks to involve J&J in regulatory processes.

The proposal sponsored by PETA requests that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

I. Rule 14a-8(i)(7) – Ordinary Business Operations[1]

The Company argues that the proposal deals with the conduct of its ordinary business operations, which are properly left to Company management. J&J

[1] It is also noteworthy that resolutions substantially the same as the one under review were filed J&J and Wyeth for inclusion in the 2004 proxy materials. Wyeth had asserted the ordinary business o exclusion and J&J advanced several other bases for excluding the proposal. The Staff ruled against bo in each instance.

further alleges that the proposal involves complex matters beyond the ken of ordinary shareholders.

The SEC Staff have already found that proposals "focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 34-40018 (May 21, 1998). Similarly, the Staff has refused to uphold the ordinary business operations exclusion when the proposal falls within a range of issues with "significant policy, economic or other implications." Exchange Act Release No. 34-12999 (Nov. 22, 1976).

The proposal under review involves both significant policy and economic considerations. The economic considerations stem from the fact that the five non-animal test methods detailed in the proposal are generally less costly than their animal-based counterparts. The *Handbook of Toxicology* (2nd Ed., CRC Press, 2002) documents that almost without exception, *in vitro* methods are less costly than their animal-based equivalents. (Relevant excerpts of the *Handbook* available upon request.)

A. Involvement in the Regulatory Process

The policy considerations are that reducing, refining, and replacing the use of animals in toxicity testing is an essential component of good corporate stewardship. Related to those policy considerations is urging the Company to petition regulatory agencies to accept five specific non-animal test methods along with others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries. That aspect of the resolution is an announcement of and commitment to public policy—not necessarily a product-specific petition to the relevant regulatory agencies to accept *in vitro* methods. It is designed to commit the Company to keep pace with the international community with respect to the acceptance and use of scientifically valid alternatives to animal testing. As documented in PETA's supporting statement, the five non-animal test methods identified in our proposal are all scientifically valid and/or have been accepted by regulatory authorities in other developed nations as replacements for their animal-based counterparts.

B. J&J's Concession That Only One Part of the Resolution Allegedly Falls Within the Ordinary Business Exception

J&J argues that the entire resolution must fail because one aspect of it purportedly falls within the business operations exception. As noted at footnote 1, the Staff has already concluded that substantially the same resolution seeking substantially the same actions does not qualify as ordinary business operations. However, even if the SEC were to reverse its earlier concurrence with the proponents, that would not justify omitting the entire resolution when J&J admits that the first two portions do not meet the ordinary business operations exclusion. The three prongs of the resolution are mutually distinguishable and capable of standing alone. Accordingly, the Staff should not issue a no action ruling in support of GE's petition, and at a minimum should allow the first two aspects of the resolution to appear in the 2005 proxy materials.

In conclusion, J&J's basis for seeking to omit the proposal from the 2005 proxy statement is insufficient to warrant such action. If the SEC deems any of the Company's grounds for omission to be meritorious, PETA should be permitted to negotiate language that will satisfy both the Company and the organization.

Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or 703.319.2196.

Very truly yours,



Susan L. Hall
Legal Counsel

cc: Thomas J. Spellman III (via e-mail)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 13, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Johnson & Johnson
Incoming letter dated December 22, 2004

The proposal requests that the board commit to using non-animal methods for certain assessments, commit to replacing animal-based tests and petition the relevant regulatory agencies to accept non-animal methods as replacements for animal based methods.

We are unable to concur in your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Johnson & Johnson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Robyn Manos
Special Counsel